

July 25, 2019

David Rosa
Chief Executive Officer
NeuroOne Medical Technologies Corporation
10901 Red Circle Drive, Suite 150
Minnetonka, MN 55343

> **Re: NeuroOne Medical Technologies Corporation**
> **Registration Statement on Form S-1**
> **Filed July 15, 2019**
> **File No. 333-232656**

Dear Mr. Rosa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Phillip D. Torrence